                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2002

                                   FIAT S.p.A.

                                  VIA NIZZA 250

                               TORINO, ITALY 10126

(INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.)

                              FORM 20-F  X       FORM 40-F
                                       ----                ----

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM
                IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                 COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934.)

                                    YES         NO  X
                                       ----       ----

[FIAT NEWS LETTERHEAD]


The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Paolo Fresco to review the consolidated results of the Group for the third quarter and first nine months of 2002.

At the same meeting, the Board of Directors also discussed and approved the recapitalization of Fiat Auto S.p.A. by Fiat Auto Holdings B.V. for a maximum amount of 2.5 billion euros.

KEY DEVELOPMENTS

As anticipated, the performance of the principal businesses of the Fiat Group in the third quarter of 2002 was affected by typically unfavorable seasonal trends and by weak demand for automobiles in markets throughout the world. The combination of these negative factors had an impact on the Group's profitability and on Fiat Auto's in particular.

However, despite another disappointing performance in the third quarter, Fiat Auto began to benefit from the profitability-enhancing programs launched at the beginning of the year and was able to cut its losses significantly in September.

The ongoing effort to restore the Automobile Sector's profit margins will be bolstered by a plan announced at the beginning of October to restructure and relaunch Fiat Auto's manufacturing organization. Starting in 2003, this plan, combined with the accelerated implementation of programs designed to increase product innovation, improve the distribution system and reduce costs, will enable the Sector to respond more promptly and with greater flexibility to changes in market conditions. The focus of these measures, which will require capital expenditures and R&D outlays equivalent to 10% of revenues, will be to restore Fiat Auto to financial health and give fresh momentum to its operations. The Group's firm commitment to this plan is also demonstrated by the Board of Directors' approval of a capital increase for Fiat Auto S.p.A.

During the third quarter of 2002, the Group made further progress in strengthening its balance sheet and reducing indebtedness. This was accomplished by divesting Teksid's Aluminum Business Unit, disposing of the interest held in Europ Assistance, agreeing to sell 14% of Italenergia Bis, taking out a 3-billion-euro mandatory convertible facility provided by key lending banks and arranging 1.15 billion euros in financing from a pool of five banks led by Citigroup. This facility is secured by a put option covering the sale of Fiat's remaining interest in Italenergia Bis to EDF.

PERFORMANCE IN THE THIRD QUARTER

In the third quarter of 2002, the impact of the seasonal contraction in business activity that characterizes the summer months was exacerbated by continuing slow growth in the global economy and its impact on market trends.

CONSOLIDATED GROUP REVENUES totaled 11,987 million euros in the third quarter of 2002, or 4.4% less than the 12,535 million euros booked in the same period last year. Lower sales at Fiat Auto (-10%) are the main reason for this decline.

The Group reported an OPERATING LOSS of 339 million euros, compared with operating income of 35 million euros in the third quarter of 2001. This year's negative result reflects a loss of 340 million euros incurred by Fiat Auto. However, the loss posted by the Automobile Sector was smaller than in previous quarters thanks to an improved performance in September, when the operating loss amounted to 51 million euros.

The GROUP INTEREST IN THE CONSOLIDATED LOSS came to 413 million euros, compared with interest in net income of 160 million euros in the third quarter of 2001. If extraordinary items related to divestitures are excluded, the bottom line result shows little change from the same period last year.

At September 30, 2002, NET BORROWINGS stood at 5,844 million euros, about the same as at the end of June 2002. This improvement was achieved despite the usual impact of seasonal factors on the resource requirements of the Group's major businesses, which was offset by the positive contribution provided by divestitures.

AUTOMOBILES SECTOR

The automobile market remained under pressure during the third quarter of 2002, contracting by 2.3% in Europe compared with the same period in 2001. In Italy, the impact of a drop in demand (-3%) was cushioned by the environmental incentives approved by the government in July. The Brazilian and Polish markets emerged from a long period of crisis, posting gains of 6.8% and 9.7%, respectively.

Weak demand, particularly in the all-important Italian market, is one of the reasons why Fiat Auto's REVENUES declined to 4,664 million euros, or 10.2% less than in the third quarter of 2001. Another contributing factor was the decrease in unit sales caused by the strategic decision to increase margins by improving the quality of sales and deemphasizing the use of less profitable distribution channels. Sales of light commercial vehicles were up sharply, especially in Italy.

Fiat Auto's market share was 29.4% in Italy and improved to 4.2% in the rest of Europe. Thanks to the contribution of the new Ducato and Doblo Cargo, the Sector expanded its already strong presence in the market for light commercial vehicles, garnering market shares of 12.5% in Europe and 48.8% in Italy. Outside Europe, the Sector scored instant successes with the Fiat Stilo in Brazil (where it was named "best domestic car") and the Siena in China. Both models were launched in mid-September 2002.

In the immediate future, Fiat Auto expects to take advantage of the sales opportunities that will be created by a number of important product launches scheduled for the closing months of the year. New products include the station wagon version of the Fiat Stilo, a car that will round out the Stilo line, covering every niche of the intermediate segment of the market; the Alfa 147 GTA, which will be the most powerful and fastest car in its segment; and the new
1.9 JTD 16V engine, which has been designed for the Alfas 147 and 156. This powerplant will be the first engine in the world to use Multijet technology, another innovation developed by Fiat research centers, which already have the creation of the Unijet common-rail system to their credit.

The decline in unit sales and the resulting reduction in the base available to absorb fixed production costs, combined with the impact of negative seasonal factors, caused the Sector to report an OPERATING LOSS of 340 million euros. This negative result was also due to the higher costs incurred by extending the warranty period to two years. On a more positive note, Fiat Auto's losses continued to narrow, down from 429 million euros and 394 million euros lost, respectively, in the first and second quarters of 2002. This improvement reflects the success of programs designed to cut overhead and lower process and product costs, as well as the beneficial impact of the synergies generated by the industrial alliance with General Motors (quantifiable at 71 million euros in the third quarter of 2002 and 248 million euros for the first nine months of the year).

Relaunching and Restructuring Plan

Since the beginning of this year, Fiat Auto has been addressing the deterioration in unit sales and profitability with a major effort to renovate its product line in order to strengthen its presence in the more profitable areas of the market and enter those segments where the Sector has not been present in the past, expand sales in the rest of Europe and reduce its reliance on the Italian market, and increase the use of more profitable sales channels.

The product renewal programs will require capital expenditures and R&D outlays totaling 2.5 billion euros a year from 2002 to 2005. By then, the average age of Fiat Auto's models will be less than four years, which is in line with the average age of models produced by top industry competitors. The Sector's competitiveness will receive a major boost from the components development programs that are part of the industrial alliance with General Motors. The percentage of shared components installed in new cars produced by Fiat Auto and General Motors is expected to reach 50% by 2005. The collaboration with General Motors will also help both companies to significantly streamline powertrain production. The introduction of a new generation of engines is scheduled for as early as 2003.

Between 2002 and 2005, investments of 150 million euros a year will be earmarked for making the distribution system more efficient, strengthening the Sector's sales networks, increasing direct sales to fleet operators, refocusing the marketing effort through the contribution of an enlarged staff of top-level specialists, enhancing the sales skills of Fiat Auto's dealers and improving aftersale service.

In the cost area, in October the Group asked that Fiat Auto and certain Comau and Magneti Marelli factories that are directly impacted by the performance of Fiat Auto be given business-in-crisis status. As previously announced, taking on business-in-crisis status will make the Special Temporary Layoff Benefits Fund available for one year for about 5,000 employees of Fiat Auto and 600 employees of the components Sectors as of December 2002. The Special Temporary Layoff Benefits Fund will be used for about 2,000 additional employees starting in July 2003. A total of 500 employees working at other Group companies will be laid off with long-term unemployment benefits.

The rehiring of employees who have received special temporary layoff benefits will occur gradually as new products are introduced and as gains in Fiat Auto's competitiveness and an upturn in demand produce an increase in sales.

Capital Increase by Fiat Auto S.p.A.

During the third quarter of 2002, the cumulative net loss reported by Fiat Auto S.p.A. for the first nine months of the year exceeded one-third of its stockholders' equity and therefore Fiat Auto Holdings B.V., which is Fiat Auto's sole stockholder and the parent company of the Automobile Sector, was promptly convened to a Stockholders meeting and ascertained the loss pursuant to Article 2446 of the Italian Civil Code.

In order to provide the Automobile Sector with the resources it needs to carry out its relaunching and restructuring plan, the Board of Directors of Fiat S.p.A. examined and approved the recapitalization of Fiat Auto S.p.A. by Fiat Auto Holdings B.V. for a maximum amount of 2.5 billion euros.


This transaction will be financed with intra-Group resources and will have no impact on the Group's consolidated financial position.

OTHER INDUSTRIAL AND SERVICE SECTORS

The Group's other industrial and service Sectors performed according to expectations and reflected the impact of challenging conditions in their markets.

These Sectors had AGGREGATE REVENUES of more than 7,300 million euros, about the same as in the third quarter of 2001. The OPERATING RESULT was close to breakeven, compared with 155 million euros in the same period last year.

CNH GLOBAL

The market for agricultural equipment continued to expand in North America (+1.9%) and Europe (+3.5%), but the best gains occurred in the emerging markets of South America and Asia. On the other hand, demand for construction equipment fell by an additional 4.1% in Europe and an even greater 13% in North America.

CNH had REVENUES of $2,240 million (this amount in U.S. dollars, the Sector's reporting currency, is equivalent to 2,244 million euros), for a gain of 4% compared with the third quarter of 2001. On a comparable consolidation and foreign exchange translation basis, CNH's revenues would have been down 3%. Unit sales were up for agricultural equipment and held steady at the 2001 level for construction equipment thanks to the contribution of Kobelco's American and European operations.

CNH's performance in the third quarter of 2002 reflects the positive contribution of new products launched in recent months and the boost provided to sales and earnings by recent acquisitions. These include Kobelco's construction equipment operations in North America and Europe and Shanghai Tractor, a Chinese manufacturer of agricultural equipment.

In the third quarter of 2002, CNH reported an OPERATING LOSS of $50 million, compared with a loss of $36 million in the same period a year ago (losses of 59 million euros and 40 million euros, respectively). The main reasons for this deterioration are unfavorable product and market mixes for the Sector's construction equipment operations and a $22 million increase in medical and pension costs. The impact of these negative factors was mitigated by gains in manufacturing efficiency, cost reductions, better margins earned on new products and the additional savings made possible by synergies developed through the integration of New Holland and Case, which totaled more than $35 million during the third quarter of 2002 and more than $83 million for the first nine months of the year.

CNH continued its successful effort to reduce net borrowings, which have been cut nearly in half since the beginning of the year. This was accomplished thanks to a $1.5-billion capital increase carried out in recent months and to the Sector's ability to cut aggressively its working capital requirements, which decreased by about $400 million in the third quarter of 2002.

IVECO

During the third quarter of 2002, the European market for commercial vehicles (GVW greater than 3.5 tons) continued to contract (-6.5%). Demand was down sharply in the heavy-range (-13.7%) and intermediate (-11%) segments, but held steady for light models (-0.3%).

Iveco's REVENUES totaled 2,190 million euros in the third quarter of 2002, for a gain of 14.7% over the same period in 2001. Unit sales were up 8.3%. The sector was able to report OPERATING INCOME of 27 million euros (40 million euros in the third quarter of 2001) despite a less favorable product mix and higher operating costs.

In Europe, higher unit sales in the face of an across-the-board drop in demand enabled Iveco to strengthen its leadership position in the intermediate segment (29.2% penetration) and improve its share of the heavy-range segment, which increased to 12.5% thanks to a strong showing by the new Stralis. The Sector's penetration of the light-vehicle segment declined slightly to 17%. On an aggregate basis, Iveco's share of the European market was 17.1%, compared with 17.5% in the third quarter of 2001.

OTHER SECTORS

In the components area, weak demand from carmakers affected the performance of MAGNETI MARELLI, TEKSID and COMAU. However, each Sector reacted differently. Magneti Marelli and Teksid reported better results than in the third quarter of 2001, while Comau was impacted heavily by the lower margins earned on several orders.

FIATAVIO'S operating and financial performance beat expectations in the third quarter of 2002, as weaker demand for commercial aircraft engines and maintenance services was offset in part by healthy gains in government programs. Further improvements in operating efficiency enabled the Sector to continue reporting high operating profitability, above expectations.

Among the service Sectors, TORO ASSICURAZIONI was adversely affected by a decrease in life insurance business. Nevertheless, the successful implementation of programs designed to cut costs and improve the casualty insurance portfolio enabled the Sector to earn a positive operating result. On a comparable consolidation basis, BUSINESS SOLUTIONS reported revenues and operating earnings in line with the third quarter of 2001.

FERRARI matched its brilliant, record-breaking performance during the racing season with equally outstanding operating results. Revenues and operating income were both up, despite the higher costs incurred for the commercial launch of Maserati in the United States and an increase in research and development outlays.

PERFORMANCE IN THE FIRST NINE MONTHS OF THE YEAR

CONSOLIDATED GROUP REVENUES totaled 40,742 million euros in the first nine months of 2002. The decrease of 5.4% from the same period last year is due to the drop in Fiat Auto's revenues, which fell by 12.3% compared with the first nine months of 2001.

The OPERATING LOSS for the first nine months of 2002 amounted to 765 million euros (operating income of 563 million euros in the same period a year ago), as the income generated by the other industrial and service Sectors (398 million euros) was not enough to offset the loss incurred by Fiat Auto (-1,163 million euros).

The GROUP INTEREST IN NET LOSS came to 976 million euros, compared with Group interest in net income of 543 million euros in the first nine months of 2001.

At September 30, 2002, NET BORROWINGS totaled 5,844 million euros, for a decrease of about 190 million euros from December 31, 2001, as capital increases carried out by Fiat S.p.A. (more than 1 billion euros) and CNH (contribution by minority stockholders of about 200 million euros) during the first nine months of 2002, coupled with the positive impact of divestitures (net inflow of about 1,050 million euros), more than offset the loss for the period and the distribution of dividends.

OUTLOOK FOR THE BALANCE OF THE YEAR

As is the case for most major international industrial groups, the Fiat Group is faced with weak markets, and given the uncertainties that characterize the global economy, no turnaround is likely over the near term.

The Group's top priority is to restructure and revitalize Fiat Auto. To that end, it has launched and is vigorously pursuing a broad range of corrective measures. As a result, Fiat Auto, while still under pressure, should be able to accelerate the process of reducing its operating loss, cutting it further in the fourth quarter.

The Group can anticipate contributions from other operating Sectors that enjoy important and highly valuable positions in their markets. One such Sector is CNH Global, which is expected to close the fourth quarter in the black, as a strong performance by its agricultural equipment operations and additional synergy-generated savings should more than offset weakness in the construction equipment market. Iveco is also expected to provide a positive contribution, thanks mainly to market share gains in the intermediate and heavy-range vehicle segments. All of the components Sectors will continue to be affected by reduced demand from the major international carmakers, but FiatAvio will continue to perform at a level consistent with the previous quarters of 2002.

In view of the risk factors that could come into play during the closing months of the year, it seems reasonable to project that the Group will report a consolidated net operating loss for the full year of about 500 to 600 million euros.

Any forecast of the Group's 2002 full year net result must take into account the provisions that will be booked in connection with the restructuring plans that have already been announced. In addition, to reflect the general deterioration of the global economy, 2002 net results might be impacted by adjustments to reflect permanent loss of value of certain long-lived assets. However, these adjustments will require no cash outlay.

The Group remains committed to achieving, by the time the financial statements for the current year are approved, the debt reduction objectives set forth in the agreement it signed with its lending banks this past July. Under the agreement, the measurement of progress toward attaining these objectives will take into account the proceeds generated by the Italenergia transaction and by all binding contracts for the sale of assets, including those not yet finalized. A major contribution is also expected from the Group's operations, which, reflecting the normally favorable impact of seasonal factors, are expected to generate a strong positive cash flow.

OPERATING AND FINANCIAL HIGHLIGHTS

                                                                                Third quarter     January-September
--------------------------------------------------------------------------------------------------------------------
  2001
fiscal year                                          (in millions of euros)      2002      2001      2002      2001
--------------------------------------------------------------------------------------------------------------------
 58,006      NET REVENUES                                                       11,987    12,535    40,742    43,063
  8,152      GROSS OPERATING RESULT                                              1,460     1,698     5,157     6,460
  6,149      OVERHEAD                                                            1,341     1,374     4,461     4,558
  1,817      RESEARCH AND DEVELOPMENT                                              403       437     1,343     1,347
    318      OPERATING INCOME/LOSS                                               (339)        35     (765)       563
  (149)      INVESTMENT INCOME (EXPENSES)                                        (177)      (97)     (280)      (54)
(1,025)      FINANCIAL INCOME (EXPENSES)                                          (93)     (325)     (609)     (822)
   359       EXTRAORDINARY INCOME (EXPENSES)                                       (6)       609       511     1,168
  (497)      INCOME (LOSS) BEFORE TAXES                                          (615)       222   (1,143)       855
  (445)      GROUP INTEREST IN NET INCOME                                        (413)       160     (976)       543

            NET FINANCIAL POSITION AT SEPTEMBER 30                                                 (5,844)   (7,501)
            NET FINANCIAL POSITION AT JUNE 30                                                      (5,788)   (5,542)


REVENUES BY SECTOR

                                                                                   Third quarter     January-September
-------------------------------------------------------------------------------------------------------------------------
    2001
 fiscal year                                               (in millions of euros)      2002      2001      2002      2001
-------------------------------------------------------------------------------------------------------------------------
 24,440           AUTOMOBILES (Fiat Auto Holdings)                                    4,664     5,196    16,434    18,735
 10,777           AGRICULTURAL AND CONSTRUCTION EQUIPMENT (CNH Global) *              2,244     2,424     7,935     8,101
  8,650           COMMERCIAL VEHICLES (Iveco)                                         2,190     1,909     6,698     6,247
  1,058           FERRARI                                                               281       244       868       780
  1,752           METALLURGICAL PRODUCTS (Teksid)                                       385       369     1,335     1,330
  4,073           COMPONENTS (Magneti Marelli)                                          626       854     2,410     3,121
  2,218           PRODUCTION SYSTEMS (Comau)                                            530       486     1,522     1,508
  1,636           AVIATION (FiatAvio)                                                   316       365     1,103     1,179
    347           PUBLISHING AND COMMUNICATIONS (Itedi)                                  74        71       255       245
  5,461           INSURANCE (Toro Assicurazioni)                                        921     1,176     3,367     3,719
  1,805           SERVICES (Business Solutions)                                         435       566     1,357     1,267
(4,211)           MISCELLANEA AND ELIMINATIONS                                        (679)   (1,125)   (2,542)   (3,169)
 58,006           TOTAL FOR THE GROUP                                                11,987    12,535    40,742    43,063

  9,653           * CNH GLOBAL                     (in millions of U.S. dollars)      2,240     2,154     7,344     7,256

OPERATING INCOME BY SECTOR

                                                                                    Third quarter    January-September
----------------------------------------------------------------------------------------------------------------------
2001
fiscal year                                          (in millions of euros)         2002      2001    2002        2001
----------------------------------------------------------------------------------------------------------------------
(549)          AUTOMOBILES (Fiat Auto Holdings)                                    (340)     (120)   (1,163)     (117)
  209          AGRICULTURAL AND CONSTRUCTION EQUIPMENT (CNH Global) *               (59)      (40)       102       187
  271          COMMERCIAL VEHICLES (Iveco)                                            27        40        63       190
   62          FERRARI                                                                22        20        32        37
   15          METALLURGICAL PRODUCTS (Teksid)                                        14         7        26        40
 (74)          COMPONENTS (Magneti Marelli)                                          (6)      (24)      (16)      (39)
   60          PRODUCTION SYSTEMS (Comau)                                           (21)        18      (26)        36
  186          AVIATION (FiatAvio)                                                    35        41       154       138
  (2)          PUBLISHING AND COMMUNICATIONS (Itedi)                                 (5)       (8)       (6)      (11)
   68          INSURANCE (Toro Assicurazioni)                                          2        25       107        50
   73          SERVICES (Business Solutions)                                           7        15        45        41
  (1)          MISCELLANEA AND ELIMINATIONS                                         (15)        61      (83)        11
  318          TOTAL FOR THE GROUP                                                 (339)        35     (765)       563

  188          * CNH GLOBAL                     (in millions of U.S. dollars)       (50)      (36)        94       168

                              OPERATING HIGHLIGHTS

                             [ORGANIZATIONAL CHART]

                                   FIAT GROUP

                  FIAT AUTO                                                   OTHER INDUSTRIAL AND
                  HOLDINGS                                                  SERVICE SECTORS, HOLDING
                                                                             CO.S AND ELIMINATIONS

                THIRD QUARTER                                                    THIRD QUARTER
                -------------                                                    -------------
         2002                   2001                                      2002                   2001
         ----                   ----                                      ----                   ----
                                            (in millions of euros)

         4,664                 5,196             NET REVENUES             7,323                  7,339

         (340)                 (120)           OPERATING INCOME             1                     155

Turin, October 31, 2002

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2002


                                             FIAT S.p.A.




                                             BY: /s/ James J. Kennedy
                                                ----------------------------
                                                James J. Kennedy
                                                Power of Attorney